UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________________________________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

_________________________________________________________

FINJAN HOLDINGS, INC.
(Name of Issuer)

_________________________________________________________
Common Stock, par value $0.0001 per share
(Title and Class of Securities)
31788H303
(CUSIP Number)

Suzanne McDermott
Halcyon Capital Management LP
477 Madison Avenue
8th Floor
New York, NY 10022
212-303-9400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 2, 2018
(Date of Event Which Requires Filing of Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Long Duration Recoveries Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4% (2)
(14)	Type of Reporting Person (See Instructions): PN, IA

(1)	Includes 2,355,506 shares of common stock of Finjan Holdings, Inc. (the "Issuer") issuable upon the exercise of a warrant.
(2)
Based on 27,244,160 shares of common stock of the Issuer outstanding as of July 25, 2018, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 2, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: HLDR Management GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4% (2)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)
Based on 27,244,160 shares of common stock of the Issuer outstanding as of July 25, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on August 2, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Management Holdings GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4% (2)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)
Based on 27,244,160 shares of common stock of the Issuer outstanding as of July 25, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on August 2, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Management Partners LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4% (2)
(14)	Type of Reporting Person (See Instructions): PN, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)
Based on 27,244,160 shares of common stock of the Issuer outstanding as of July 25, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on August 2, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Management Partners GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4% (2)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)
Based on 27,244,160 shares of common stock of the Issuer outstanding as of July 25, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on August 2, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Jason Dillow
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)
Based on 27,244,160 shares of common stock of the Issuer outstanding as of July 25, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on August 2, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Amendment No. 3 to Schedule 13D
The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Halcyon Long Duration Recoveries Management LP ("HLDR"), HLDR Management GP LLC ("HLDR Management"), Halcyon Management Holdings GP LLC ("Halcyon Management"), Halcyon Management Partners LP ("Halcyon Partners"), Halcyon Management Partners GP LLC ("Halcyon Partners GP"), John Bader and Jason Dillow on March 19, 2018, as amended by Amendment No. 1 filed on May 2, 2018, and Amendment No. 2 filed on June 25, 2018. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	The persons filing this Schedule 13D (collectively, the "Reporting Persons") are:

1.	Halcyon Long Duration Recoveries Management LP, a Delaware limited partnership ("HLDR")

2.	HLDR Management GP LLC, a Delaware limited liability company ("HLDR Management")

3.	Halcyon Management Holdings GP LLC, a Delaware limited liability company ("Halcyon Management")

4.	Halcyon Management Partners LP, a Delaware limited partnership ("Halcyon Partners")

5.	Halcyon Management Partners GP LLC, a Delaware limited liability company ("Halcyon Partners GP")

6.	Jason Dillow

(b) The business address or address of the principal office, as applicable, of the Reporting Persons is:

477 Madison Avenue
8th Floor
New York, NY  10022

(c) Each of the Reporting Persons is engaged in the business of investing.  HLDR, through investment management and/or other governance agreements, has voting and investment power over the securities held by certain accounts (the "Accounts").  HLDR Management is the general partner of HLDR.  Halcyon Management is the sole member of HLDR Management.  Halcyon Partners is the sole member of Halcyon Management.  Halcyon Partners GP is the general partner of Halcyon Partners.  Jason Dillow is the Chief Investment Officer of HLDR and Chief Executive Officer of HLDR, HLDR Management, Halcyon Management, Halcyon Partners and Halcyon Partners GP.  John Bader is no longer a Reporting Person.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Accounts has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	HLDR – Delaware

2.	HLDR Management – Delaware

3.	Halcyon Management – Delaware

4.	Halcyon Partners – Delaware

5.	Halcyon Partners GP – Delaware

6.	Jason Dillow – United States
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below are the securities of the Issuer directly held, as of the date hereof, by Accounts.

Holder	Securities Held

CAZ Halcyon Strategic Opportunities Fund, LP	569,977 shares of Common Stock

CAZ Halcyon Offshore Strategic Opportunities Fund, LP	88,012 shares of Common Stock

HLDR Fund I NUS LP	149,733 shares of Common Stock

HLDR Fund I TE LP	254,246 shares of Common Stock

HLDR Fund I UST LP	99,838 shares of Common Stock

Praetor Fund 1	755,115 shares of Common Stock

Soryn HLDR Vehicle II LLC	2,355,506 shares of Common Stock underlying the Warrant (as defined below)

The warrant to purchase 2,355,506 shares of Common Stock (the "Warrant") held directly by Soryn HLDR Vehicle II LLC is exercisable at a strike price equal to $3.18 per share of Common Stock, and was exercisable starting on the three month anniversary of the Warrant's June 19, 2017 issuance date and will expire on June 19, 2020.  The number of shares issuable upon exercise of the Warrant was originally 2,000,000 but has increased since the Warrant was issued as a result of certain anti-dilution adjustments pursuant to the Warrant.

The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Warrant, which was incorporated by reference as Exhibit 99.2 to the original Schedule 13D filed by the Reporting Persons and is incorporated herein by reference.

HLDR, through investment management and/or other governance agreements, has voting and investment power over the securities held by the Accounts.  As a result, and by virtue of their relationship with HLDR, each of HLDR Management, Halcyon Management, Halcyon Partners, Halcyon Partners GP and Mr. Dillow may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Accounts.

(c) There have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. The limited partners of (or investors in) each of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held for the accounts of their respective Accounts in accordance with their respective limited partnership interests (or investment percentages) in their respective Accounts.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of October 4, 2018

Halcyon Long Duration Recoveries Management LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

HLDR Management GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Holdings GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Partners LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Partners GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Jason Dillow

By:	/s/ Jason Dillow

 Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.0001 per share, of Finjan Holdings, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 4th day of October, 2018.

Halcyon Long Duration Recoveries Management LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

HLDR Management GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Holdings GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Partners LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Partners GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Jason Dillow

By:	/s/ Jason Dillow